UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-13709

ANWORTH MORTGAGE ASSET CORPORATION*

(Exact name of registrant as specified in its charter)

1299 Ocean Avenue, 2nd Floor

Santa Monica, California  90401

Telephone:  (310) 255-4493

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

Series A Cumulative Preferred Stock, $0.01 Par Value

Series B Cumulative Convertible Preferred Stock, $0.01 Par Value

Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*      On March 19, 2021, pursuant to the Agreement and Plan of Merger, dated as of December 6, 2020, by and among Ready Capital Corporation, a Maryland corporation (“Parent”), RC Merger Subsidiary, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Anworth Mortgage Asset Corporation, a Maryland corporation (the “Registrant”), the Registrant merged with and into Merger Sub, at which time the separate corporate existence of the Registrant ended.  Pursuant to this Form 15, Merger Sub, as the successor entity to the Registrant, is terminating the registration of the (i) Common Stock, $0.01 par value, (ii) Series A Cumulative Preferred Stock, $0.01 par value, (iii) Series B Cumulative Convertible Preferred Stock, $0.01 par value, and (iv) Series C Cumulative Redeemable Preferred Stock, $0.01 par value, of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Anworth Mortgage Asset Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 1, 2021	RC Merger Subsidiary, LLC
as successor by merger to Anworth Asset Mortgage Corporation

	By:	/s/ Thomas E. Capasse
		Name:	Thomas E. Capasse
		Title:	Chairman of the Board and Chief Executive Officer of Ready Capital Corporation